June 26, 2024

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Blubuzzard, Inc.

Schedule 14F1

Filed June 11, 2024

File No. 005-91176

To the men and women of the SEC:

On behalf of Blubuzzard, Inc., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated June 17, 2024 addressed to Mr. Thomas DeNunzio, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Schedule 14F-1 on June 11, 2024.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) Analysis

Schedule 14F-1 Filed June 11, 2024

General

1. We note the biography provided for Mr. Thomas DeNunzio on page 3 of the Schedule 14F-1. Please revise this biography to provide the information required by Item 401(e) of Regulation S-K, including Mr. DeNunzio's business experience during the past five years and the specific experiences, qualifications, attributes or skills that led to the conclusion that Mr. DeNunzio should serve as a director.

Company Response:

We believe the information required by Item 401(e) of Regulation S-K was already included. However, the Company has elected to rewrite the biography for Mr. Thomas DeNunzio in its entirety to ensure total clarity.

2. We note the disclosure on page 6 of the Schedule 14F-1 that the Company is aware of certain Form 3s and a Form 4 that have not been filed by certain Reporting Persons. Please revise to provide the identity of each Reporting Person who failed to file on a timely basis reports required by Section 16(a) of the Exchange Act during the most recent fiscal year, and the number of late reports for each Reporting Person. Refer to Item 405(a) of Regulation S-K.

Company Response:

We previously referenced late beneficial ownership filings in the Schedule 14F-1 under the caption “SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE”, on page 6, pursuant to a recent change in control on June 5, 2024, involving our former officer, director and control shareholder. The reporting person has since filed the applicable beneficial ownership documents with the Commission. There was no discovery of any late beneficial ownership filings by any officer, director or 10% or more shareholder as of the calendar year 2023. Accordingly, we have revised the language on page 6.

3. The SEC no longer maintains a public reference room where filings can be inspected and copied by the public. Please revise the disclosure on page 6 of the Schedule 14F-1 accordingly.

Company Response:

We have revised page 6 accordingly.

Date: June 26, 2024

/s/ Thomas DeNunzio

Thomas DeNunzio

Chief Executive Officer